05039610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. AMARICO, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 LIMEKILN ROAD

WEST REDDING	CONNECTICUT	06896
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL AMARI (203) 938-3530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GARGAN, JAMES M.

(Name – *if individual, state last, first, middle name*)

11 LAKE AVENUE EXTENTION	DANBURY	CONNECTICUT	06811
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JAMES M. GARGAN, C.P.A.

Lake Avenue Plaza
11 Lake Avenue Extension
Suite 1C
Danbury, Connecticut 06811

(203) 744-2200
(203) 744-0715
Fax (203) 744-0716

To The Shareholder of
M. Amarico, Inc.

I have examined the statement of financial condition of M. Amarico, Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards and accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of M. Amarico, Inc. as of December 31, 2004, and the results of its operations and changes in financial position for the year then ended in conformity with generally accepted accounting principles.

My examination included the supplementary schedules 1-4 and in my opinion, they represent fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

James M. Gargan CPA

Danbury, Connecticut
February 22, 2005

M. Amarico, Inc.
Statement of Financial Condition
As of December 31, 2004

Exhibit A

Assets

Current Assets		
Cash and Cash Equivalents	$6,538	
Accounts Receivable	6,602	
Interest Receivable	1,750	
Securities Owned at Market Value (Cost $115,238)	114,696	
Prepaid Expenses & Deposits	557	
Total Current Assets		**$130,143**
Fixed Assets		
Automobiles	41,533	
Furniture, Fixtures & Office Equip.	29,036	
Total	$70,569	
Less: Accumulated Depreciation	59,943	
Net Fixed Assets		$10,626
Other Assets		
Cash Surrender Value Life Insurance		48,306
Total Assets		**$189,075**

Liabilities and Stockholder's Equity

Liabilities	
Accounts Payable, Accrued Expenses and Taxes Payable (Schedule A-1)	$1,714
Loan Payable	20,567
Shareholder's Loan	14,240
Total Liabilities	$36,521
Commitments and Contingent Liabilities (Note 8)	
Stockholders' Equity	
Capital Stock Issued (Note 2)	$ 50,000
Retained Earnings - Exhibit C	102,554
Total Stockholders' Equity (Exhibit D)	$152,554
Total Liabilities and Stockholders' Equity	$189,075

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Accrued Expenses and Taxes Payable
As of December 31, 2004

Accounts Payable	$ 0
Accrued Expenses and Payroll Taxes	1,684
Accrued Income Taxes	30
Total	$ 1,714

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Income
For the Calendar Year 2004

Revenue		
Commissions etc.	$146,927	
Profits (Loss) on Firm Trading Accounts	7,380	
Unrealized Gain (Loss) on Securities Held	(14,112)	
Interest and Dividends	3,523	
Total Revenue		$143,718
Expenses		
Officer's Salary	$ 16,800	
Salary Expense	12,240	
Clearing Broker	65,741	
Payroll Taxes & Employee Benefits (Note 3)	15,688	
Telephone	2,565	
Insurance	3,499	
Membership Dues & Subscriptions	1,983	
Automobile Lease & Expenses	1,535	
Office Supplies & Expense	694	
Utilities & Other Occupancy	5,015	
Material & Repair Expense	1,412	
Professional Fee	7,195	
NASD & Other Regulatory Expenses	1,781	
Travel & Entertainment	1,358	
Postage	7	
Interest Expense	1,028	
General & Miscellaneous Expenses	809	
Total Expenses		$139,350
Profit (Loss) Before Depreciation and Taxes		4,368
Less: Depreciation (Note 5)		5,080
Income (Loss) Before Taxes		$(712)
Changes in Income Taxes (Note 6)		380
Net Income (Loss)		$ (1,092)

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Retained Earnings
For the Calendar Year 2004

Exhibit C

Balance - Beginning of Year	$102,470	
Add: Net Income Per Exhibit B	(1,092)	
Cash Surrender Value Life Insurance	1,176	
Balance - End of Year		$102,554

Statement of Changes in Stockholders' Equity

Exhibit D

Balance - Beginning of Year	$152,470	
Add: Net Income (Loss) Per Exhibit B	(1,092)	
Cash Surrender Value of Life Insurance	1,176	
Balance - End of Year		$152,554

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Cash Flows
For the Calendar Year 2004

		Exhibit E
Sources (Uses) of Cash		
From Operations		
Net Income (Loss)	$ (1,092)	
Depreciation	5,080	
Cash (Uses) of Cash from Operating Activities		$3,988
Changes in Assets and Liabilities		
Accounts Receivable	$ (563)	
Cash Surrender Value	1,176	
Accrued Expenses and Taxes	(585)	
Bank Loan	(3,843)	
Shareholder's Loan	(878)	
Accrued Income Taxes	(20)	
Net (Uses) of Cash from Operating Activities		$ (4,713)
Cash Flow From Investing and Financing Activities		
Purchase of Trade Securities	$(32,877)	
Decrease in Securities Value	12,937	
Net (User) of Cash from Investing and Financing		$ (19,940)
Net (Decrease) in Cash		$(20,665)
Cash Beginning of Year		27,203
Cash End of Year		$6,538
Cash Paid During the Year for Income Taxes		$ 380
Cash Paid During the Year for Interest		$ 1,028

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Net Captial
As of December 31, 2004

Schedule 1

Total Stockholder's Equity Per Exhibit A		$152,554
Less: Non Allowable Assets		
Prepaid Expenses & Deposits	$ 557	
Net Fixed Assets	10,626	$ 11,183
Net Capital Before Haircuts on Securities Position		$141,371
Less: Haircuts on Securities Position	$ 9,253	
US Treasury Obligations	1,590	
		$ 10,843
Net Capital		$130,528

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Aggregate Indebtness and
Percentage of Aggregate Indebtness to Net Capital
As of December 31, 2004

Aggregate Indebtness Liabilities	
Accounts Payable	$ 0
Accrued Expenses and Taxes Payable	1,684
Advanced Income Taxes	30
Loans Payable	20,567
Total	$ 22,281
Percentage of Aggregate Indebtness to Net Capital	.17 to 1

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation for Determination of Requirements
Pursuant to Rule 15C3-4

Schedule 2

Not Applicable*

Information Relating to the Possession or Control
Pursuant to Rule 15C3-3
December 31, 2003

Schedule 3

Not Applicable*

* The above schedules numbered 2 and 3 are not applicable since the corporation claims an exemption from Rule 15C3-3 on the grounds that all customer transactions are cleared though ADP Clearing Corp. on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Reconciliation of Net Capital Computation
As of December 31, 2004

Schedule 4

Net Capital Per Form X-17A-5 (Unaudited Focus Report Filed by Corporation	$ 131,733
Net Capital Per Schedule 1	130,528
Difference Decrease	$ (1,205)
The Above difference is Reconciled as Follows-	
Increase Cash	206
Decrease in Cash Surrender Value	(1,076)
Increase in Net Fixed Assets	(2,306)
Decrease in Depreciation	2,306
Increase in Shareholders Loan	(335)
Total Difference	$ (1,205)

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Note to Financial Statements
December 31, 2004

Note 1 - Nature of Corporation's Business

The corporation conducts a retail stock brokerage business with its offices at 96 Limekiln Road, West Redding, CT. All customer transactions are fully disclosed through U.S. Clearing Corp. The agreement with U.S. Clearing is for M. Amarico, Inc. to deposit $50,000 in a Good Faith Account at ADP Clearing Corp.

Note 2 - Capital Stock Issued

The corporation was incorporated in the state of Delaware on January 14, 1981. Subsequent to that date, Mr. Michael Amari purchased 100% of the capital stock in the Corporation for the sum of $50,000.

Note 3 - Payroll Taxes and Employee Benefits

Contributions to the M. Amarico Pension Plan were not made in 2004 because the plan reached the Full funding Limitation under the rules of 1987 O.S.R.A. regulations. Pension accrual was reduced to reflect the Full Funding of the plan. The remaining pension provision on Amarico's books reflect an accrual of possible contribution for 2004 since actuarial reports are not finalized as of this audit date.

Note 4 - Insurance

The corporation has secured a Stockholders' Blanket Insurance Policy from Hartford Fire Insurance Co. for the term of one year commencing June 25, 2004 through June 25, 2005. The policy has a limit of $60,000 and is subject to a loss deductible clause of $5,000 per loss The premium applicable to the year 2004 is reflected in Insurance Expense on Exhibit B. The corporation is a member of the Securities Investors Protection Corp. Assessments paid to same, are included in Insurance Expense on Exhibit B.

Note 5 - Depreciation

Included herein is the sum of $5,080 for depreciation on equipment, vehicles, and is calculated under the Straight Line Method of Depreciation.

Note 6 - Income Taxes

Income taxes consists of the following:

Current		
	Federal	$ 0
	State & Local	380
		$ 380
Deferred		
	Federal	0
	State	0
		$ 0

Deferred taxes are provided due principally to unrealized appreciation of securities. Reduction in deferred taxes is a result of recognized income from sale of securities. Deferred taxes are accrued due to timing differences and book to tax accounting for depreciation. There was no accrual for deferred taxes in 2004 since the amount was immaterial and results reflect a net loss to operations.

Note 7 - Net Income (Loss)

The Loss of $(1,092) is arrived at after including net unrealized profit and losses from securities. Unrealized Loss on securities was $14,112. The salaries, paid to non officers, for 2004 were $12,240.

Note 8 - Commitments and Contingent Liabilities

The Company as of this date is unaware of any contingencies.

The accompanying notes to financial statements are an integral part of this report.

JAMES M. GARGAN, C.P.A.

Lake Avenue Plaza
11 Lake Avenue Extension
Suite 1C
Danbury, Connecticut 06811

(203) 744-2200
(203) 744-0715
Fax (203) 744-0716

To The Board of Directors
M. Amarico, Inc.

I have examined the financial statements of M. Amarico, Inc. for the period ended December 31, 2004, and have issued my report thereon dated February 22, 2005. As part of my examination, I made a study and evaluation of the system as required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (A) (11). Since the corporation claims exemption from compliance with Rule 15C3-3, I satisfied myself that all transactions were cleared through U.S. Clearing Corp. and no information came to my attention that the Corporation did not comply with this requirement. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing,and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal auditing control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. However, for the purpose of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments

required in the preparations of financial statements. Further, projection of any evaluation of internal accounting control for future period is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended December 31, 2004, which was made for the purposes set forth in the first paragraph above, that may have existed during the period, disclosed no weaknesses that I believe to be material.

Danbury, Connecticut
February 22, 2005

James M. Gargan, CPA